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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO 5)*

                        REGENERON PHARMACEUTICALS, INC.
                               (Name of Issuer)

                         COMMON STOCK, $.001 PAR VALUE
                        (Title of Class of Securities)

                                  00075886F1
                                (CUSIP Number)

Steven M. Odre, Esq.                         with a copy to:
Senior Vice President,                       Gary Olson, Esq.
General Counsel and Secretary                Latham & Watkins
Amgen Inc.                                   633 West Fifth Street
One Amgen Center Drive                       Suite 4000
Thousand Oaks, CA  91320-1789                Los Angeles, California 90071-2007
(805) 447-1000                               (213) 485-1234


                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 March 2, 2000
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.[_]

Check the following box if a fee is being paid with the statement.[_] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)
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NOTE:  Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D


CUSIP No. 00075886F1
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1.  Name of Person
    AMGEN INC.
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2.  Check the appropriate box if member of a group*  (a)[_]
                                                     (b)[_]
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3.  SEC use only
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4.  Source of Funds*
    OO
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5.  Check box if disclosure of legal proceedings is required pursuant to items
    2(d) or 2(e) [_]
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6.  Citizenship or place of organization
    DELAWARE
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  Number of Shares         7.  Sole Voting Power
  Beneficially Owned            4,916,808
  By Each Reporting        ----------------------------------------------------
  Person With               8.  Shared Voting Power N/A
                           ----------------------------------------------------
                           9.  Sole Dispositive Power
                               4,916,808
                           ----------------------------------------------------
                          10.  Shared Dispositive Power N/A
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11.  Aggregate amount beneficially owned by each reporting person
     4,916,808
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12.  Check box if the aggregate amount in row (11) excludes certain shares* [_]
     N/A
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13.  Percent of class represented by amount in row (11)
     15.5%
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14.  Type of person reporting*
     CO
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* See instructions before filling out

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     This Amendment No. 5 to Schedule 13D is being filed by Amgen Inc., a
Delaware corporation (the "Reporting Person"), to amend the Schedule 13D filed on July 26, 1995, as amended by Amendment No. 1 filed on September 25, 1995, Amendment No. 2 filed on December 6, 1995, Amendment No. 3 filed on March 5, 1996 and Amendment No. 4 filed on April 15, 1996 (the "Schedule 13D"), relating to the common stock, $.001 par value per share (the "Common Stock") of Regeneron Pharmaceuticals, Inc. (the "Issuer"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meaning assigned to them in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 to Schedule 13D is hereby amended and supplemented to add the following information:

     On March 2, 2000, the Reporting Person effected a cashless exercise of the Warrants by delivery of 221,958 shares of Common Stock (valued at $50.46 per share) and acquired upon such exercise 700,000 shares of Common Stock for a net decrease in total beneficial ownership of 221,958 shares of Common Stock and a net increase in direct ownership of 478,042 shares of Common Stock.

ITEM 4. PURPOSE OF TRANSACTION

     Item 4 to Schedule 13D is hereby amended as follows:

     As a result of an August 1990 agreement between the Reporting Person and the Issuer, further described in Item 6 below, the Reporting Person is subject to a number of so-called "standstill" restrictions (the "Standstill Restrictions"). One Standstill Restriction generally prohibits the Reporting Person from acquiring more than 20% of the outstanding shares of capital stock of the Issuer on a fully diluted basis. Other Standstill Restrictions generally prohibit the Reporting Person from making acquisition proposals to the Issuer and engaging in the solicitation of proxies. SEE Item 6 below, for additional information with respect to the Standstill Restrictions. ALSO SEE Item 6, below, for a discussion of certain (i) registration rights with respect to certain of the Common Stock beneficially owned by the Reporting Person and (ii) transfer restrictions relating to certain of the Common Stock beneficially owned by the Reporting Person.

     Subject to the Standstill Restrictions and depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Person may purchase additional shares of Common Stock or dispose of or engage in hedging transactions with respect to some or all of its shares of Common Stock from time to time in open market transactions, private transactions or otherwise.

     On March 2, 2000, the Reporting Person agreed to grant the underwriters in a proposed public offering of Common Stock by the Issuer an over-allotment option covering up to 600,000 shares of Common Stock. See Item 6 below for additional information.

     Except as set forth in the Schedule 13D, the Reporting Person has no present plans or proposals with respect to any material change in the Issuer's business or corporate structure or which relate to or would result in:

          (1) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
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          (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (3) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

          (5) any material change in the present capitalization or dividend policy of the Issuer;

          (6) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (7) causing a class of securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (8) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (9) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Paragraphs (a) through (e) of Item 5 to Schedule 13D are hereby amended and restated in their entirety as follows:

     (a) As of the close of business on March 2, 2000, the Reporting Person beneficially owned 4,916,808 shares of Common Stock. Such shares of Common Stock constitute approximately 15.5% of the 31,739,634 shares of Common Stock outstanding as of February 28, 2000.

     (b) The Reporting Person has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares of Common Stock beneficially owned by the Reporting Person.

     (c) On March 2, 2000, the Reporting Person effected a cashless exercise of the Warrants by delivery of 221,958 shares of Common Stock (valued at $50.46 per share) and acquired upon such exercise 700,000 shares of Common Stock for a net decrease in total beneficial ownership of 221,958 shares of Common Stock and a net increase in direct ownership of 478,042 shares of Common Stock.

     (d) Not applicable.

     (e) Not applicable.
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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER.

     Item 6 to Schedule 13D is hereby amended and restated in its entirety as follows:

     Pursuant to the Class D Convertible Preferred Stock Purchase Agreement dated as of August 31, 1990 by and between the Issuer and the Reporting Person (the "Purchase Agreement"), the Reporting Person acquired, for an aggregate purchase price of $15,000,000, beneficial ownership of 767,656 shares of Class D Preferred Stock in 1990. In 1991, the Issuer effected a recapitalization and an initial public offering of shares of its Common Stock and following such recapitalization and offering the Reporting Person's 767,656 shares of Class D Preferred Stock were automatically converted into 788,766 shares of Class A Stock. As described in the Issuer's Restated Certificate of Incorporation, the shares of Class A Stock are super-voting (each share having 10 votes instead of one), are subject to certain transfer restrictions and are optionally convertible, at any time and at the option of the holder thereof, and mandatorily convertible, upon the transfer of such shares to someone other than a permitted transferee, into an equal number of shares of Common Stock.

     Section 9 of the Purchase Agreement also contains the Standstill Restrictions referred to in Item 4. The Reporting Person has agreed, among other things, for a period of 20 years or the term of a collaboration agreement between the Issuer and the Reporting Person, whichever is earlier, (i) not to purchase any shares of the capital stock of the Issuer if its ownership position in the Issuer on a fully diluted basis would be greater than 20% of the then outstanding capital stock of the Issuer, (ii) not to engage in the solicitation of proxies and (iii) not to make any acquisition proposal. There are certain very limited circumstances in which the Standstill Restrictions would not apply.

     The Issuer has also granted the Reporting Person customary demand and piggyback registration rights under Section 8 of the Purchase Agreement with respect to certain of the shares of Common Stock beneficially owned by the Reporting Person.

     Section 11(d) of the Purchase Agreement also provides the Issuer with certain rights of first refusal with respect to transfers by the Reporting Person of certain shares of Common Stock to competitors of the Issuer.

     Pursuant to a Stock and Warrant Purchase Agreement and Warrant Agreement both dated as of April 15, 1996, by and between the Issuer and the Reporting Person, the Reporting Person acquired from the Issuer in a private transaction 3,000,000 shares of Common Stock and the Warrants, for a total purchase price of $48,000,000. The Warrants may be exercised any time on or before April 15, 2001. As part of the same transaction the Issuer and the Reporting Person entered into a Registration Rights Agreement, dated as of April 15, 1996, pursuant to which the Issuer granted to the Reporting Person customary demand and piggyback registration rights with respect to the 3,000,000 shares of Common Stock and the shares of Common Stock issuable upon exercise of the Warrants.

     On March 2, 2000, the Warrant Agreement, dated as of April 15, 1996, by and between the Issuer and the Reporting Person, pursuant to which the Reporting Person had a right to acquire 700,000 shares of Common Stock, was amended to permit the cashless exercise of the Warrants either (i) by delivery to the Issuer of shares of Common Stock having an aggregate fair market value on the date of exercise equal to the exercise price of the Warrants or (ii) by electing to receive, without payment of any additional consideration, shares of Common Stock having a market value equal to the difference between the value of the Common Stock covered by the Warrants and the aggregate Exercise Price payable upon exercise of the Warrants.

     On March 2, 2000, the Issuer and the Reporting Person entered into an Agreement pursuant to which the Reporting Person agreed: (i) to convert its 788,766 shares of Class A Stock, which have 10 votes per share, into 788,766 shares of Common Stock, which have one vote per share; (ii) to fully exercise the Warrants; (iii) to grant the underwriters of a proposed public offering of the Common Stock (the "Offering") an option to purchase from the Reporting Person shares of Common Stock to cover over-allotments; and (iv) with certain exceptions, not to sell or transfer any shares of Common Stock (A) for a period beginning March 2, 2000 and ending on the effective date of the registration statement relating to the Offering, provided that in no event shall this period exceed ten weeks and (B) for a further period of 90 days beginning on the effective date of such registration statement. In addition, the Issuer agreed that the Offering would only include shares being sold by the Issuer and that the Reporting Person would be the only party granting an over-allotment option in the Offering.

     On March 2, 2000, the Reporting Person effected a cashless exercise of the Warrants by delivery of 221,958 shares of Common Stock (valued at $50.46 per share) and acquired upon such exercise 700,000 shares of Common Stock for a net decrease in total beneficial ownership of 221,958 shares of Common Stock and a net increase in direct ownership of 478,042 shares of Common Stock.

     The above descriptions of all of the above-mentioned agreements (the "Agreements"), as well as the descriptions set forth in Item 4, are summaries only and do not purport to be complete descriptions of the terms of such Agreements. These summaries are subject to, and are qualified in their entirety by reference to, the detailed provisions of the Agreements, which are filed as exhibits to this Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 to Schedule 13D is hereby amended and supplemented as follows:

          7.6 Agreement, dated as of March 2, 2000, by and between the Issuer and the Reporting Person.

          7.7 Amendment to Warrant Agreement, dated as of March 2, 2000, by and between the Issuer and the Reporting Person.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   AMGEN INC.



                                   By: /s/ Steven M. Odre
                                       ----------------------------
                                       Name:   Steven M. Odre
                                       Title:  Senior Vice President, General
                                               Counsel and Secretary

Dated:  March 7, 2000